UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 16, 2021: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 16, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter

Ended September 30, 2021

Maroussi, Athens, Greece – November 16, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine - month periods ended September 30, 2021.

Third Quarter 2021 Financial Highlights:

•

Total net revenues of $23.0 million. Net income and net income attributable to common shareholders of $8.5 million or $1.18 and $1.17 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $8.4 million or $1.16 per share basic and diluted.

•

Adjusted EBITDA1 was $10.6 million.

•

An average of 14.0 vessels were owned and operated during the third quarter of 2021 earning an average time charter equivalent rate of $19,482 per day.

Nine Months 2021 Financial Highlights:

•

Total net revenues of $55.6 million. Net income of $20.2 million; net income attributable to common shareholders (after a $0.3 million dividend on Series B Preferred Shares and a $0.3 million of preferred deemed dividend arising out of the redemption of approximately $8.4 million of Series B Preferred Shares in the first half of 2021) of $19.6 million or $2.84 and $2.82 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $19.1 million or $2.76 and $2.74 per share basic and diluted, respectively.

•

 Adjusted EBITDA1 was $26.6 million.

•

An average of 14.0 vessels were owned and operated during the first nine months of 2021 earning an average time charter equivalent rate of $15,478 per day.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments

•

As previously announced, M/V Jonathan P (a 1,740 teu container feeder vessel built in 2006), was delivered to the Company in October 2021. Within the same period, the Company drew a loan of $15 million with M/V Jonathan P used as collateral. The loan will be repaid in twelve quarterly installments of $1.1 million each, followed by a balloon payment of $1.8 million. Upon delivery to the Company, the vessel commenced a three-year charter at a net rate of $26,662 per day.

•

On November 11, 2021, the Company announced the acquisition of M/V Leo Paramount (to be renamed M/V Marcos V), a 6,350 teu containership build in 2005, for $40 million. The vessel, which is expected to be delivered to the Company within 2021, will be financed by own funds and a bank loan. Contemporaneously with the acquisition, the vessel will enter into a three-year time charter contract at a daily rate of $42,200 with a possible extension for an additional (fourth) year at the option of the charterer at $15,000 per day.

•

The Company is in the final stage of documentation of a $16.5 million “top-up”/second lien loan over the loan collateralized by its four “Synergy” vessels with the same bank.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“Containership charter rates during the third quarter reached new record highs propelled by strong demand for and limited supply of vessels coupled with increased inefficiency of the worldwide transportation system. Indeed, long lines of vessels waiting to enter are being observed outside ports the world over. In the latter part of October and early November, certain indices that track the market have retracted from their high levels but it is questionable whether this reflects easing of the tightness of the market or lack of transactions as most vessels are committed.

On the supply side, while the orderbook ranks have been filling up, the majority of the deliveries are scheduled for the second half of 2023 onwards. Thus, over the next couple of years, especially during 2022, we believe that fleet growth will remain modest and provide us with opportunities to re-charter our vessels at very attractive rate levels. In addition, incremental regulatory requirements coming in effect in 2023/2024 will further restrict the effective supply of vessels and assist in absorbing increased new deliveries. We expect our profitability to increase alongside with increased visibility of our earnings which now extends well into 2023, especially following our recent acquisition of M/V Leo Paramount, a 6,350 teu vessel, which we chartered for a minimum of three years at $42,200/day, with an optional one-year extension at $15,000/day.

This latest acquisition reaffirms our strategy to grow Euroseas to a long term participant in the feeder/intermediate containership segment, a strategy further supported by our newbuilding program with our two 2,800 teu vessels scheduled for delivery in the first half of 2023. We are committed to grow with accretive transactions that minimize market and other risks, maximize returns and generate rewards to our shareholders, especially, as our earnings accumulation rate increases during the fourth quarter of 2021 due partly to the $202,000 per day charter rate earned by one of our vessels.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2021 reflect the significantly higher time charter rates our vessels earned in the third quarter of 2021, compared to the corresponding period of 2020 although the Company operated an average of 14.0 vessels, versus 16.52 vessels during the same period last year. Our net revenues increased to $23.0 million in the third quarter of 2021 compared to $12.3 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 131.8% higher average charter rate in the third quarter of 2021 as compared to the same period of 2020. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2021, averaged $7,321 per vessel per day, as compared to $6,759 for the same period of last year and $7,033 per vessel per day for the first nine months of 2021 as compared to $6,234 per vessel per day for the same period of 2020. The increased operating expenses for the third quarter of 2021 are mainly attributable to the increased hull and machinery insurance premiums and the increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Adjusted EBITDA during the third quarter of 2021 was $10.6 million versus $1.2 million in the third quarter of last year, and it reached $26.6 million versus $9.7 million for the respective nine-month periods of 2021 and 2020.

As of September 30, 2021, our outstanding debt (excluding the unamortized loan fees) was $59.7 million versus restricted and unrestricted cash of $10.2 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $15.0 million (excluding the unamortized loan fees).”

Third Quarter 2021 Results:

For the third quarter of 2021, the Company reported total net revenues of $23.0 million representing a 86.9% increase over total net revenues of $12.3 million during the third quarter of 2020 which was the result of the higher average charter rates our vessels earned in the third quarter of 2021 compared to the corresponding period of 2020, partly offset by the lower average number of vessels operating in the third quarter of 2021. The Company reported net income and net income attributable to common shareholders for the period of $8.5 million, as compared to a net income of $0.2 million and a net income attributable to common shareholders of $0.03 million, respectively, for the third quarter of 2020. Related party management fees for the three months ended September 30, 2021 were $1.1 million compared to $1.4 million for the same period of 2020. The decrease is due to the lower average number of vessels operated by the Company in the third quarter of 2021 as compared to the same period of 2020. Depreciation expense remained unchanged at $1.6 million for both the third quarter of 2021 and 2020. Although the average number of vessels operating in the third quarter of 2021 decreased to 14.0 as compared to 16.52 for the same period of 2020, the new mix of vessels, taking into account the new vessels acquired at the end of 2019, has a higher average daily depreciation charge as a result of their higher initial values (acquisition price) compared to the remaining vessels.

Vessel operating expenses for the same period of 2021 amounted to $7.6 million as compared to $8.2 million for the same period of 2020. The decreased amount is mainly due to the lower number of vessels owned and operated in the three months of 2021 compared to the same period of 2020, partly offset by the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increase in hull and machinery insurance premiums.

 On average, 14.0 vessels were owned and operated during the third quarter of 2021 earning an average time charter equivalent rate of $19,482 per day compared to 16.52 vessels in the same period of 2020 earning on average $8,403 per day.

Interest and other financing costs for the third quarter of 2021 amounted to $0.6 million compared to $0.9 million for the same period of 2020. This decrease is due to the decreased amount of debt and decrease in the weighted average LIBOR rate in the current period compared to the same period of 2020.

Adjusted EBITDA1 for the third quarter of 2021 was $10.6 million compared to $1.2 million achieved during the third quarter of 2020.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2021 was $1.18 and $1.17 calculated on 7,198,991 and 7,241,740 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.01 for the third quarter of 2020, calculated on 5,708,610 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivative, the adjusted earnings attributable to common shareholders for the quarter ended September 30, 2021 would have been $1.16 per share basic and diluted, respectively, compared to an adjusted loss of $0.26 per share basic and diluted for the quarter ended September 30, 2020, after excluding unrealized loss on derivative and net gain on sale of vessels. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Nine Months 2021 Results:

For the first nine months of 2021, the Company reported total net revenues of $55.6 million representing a 34.8% increase over total net revenues of $41.3 million during the first nine months of 2020, as a result of the higher average charter rates our vessels earned in the first nine months of 2021 compared to the corresponding period of 2020. The Company reported a net income for the period of $20.2 million and a net income attributable to common shareholders of $19.6 million, as compared to a net income of $3.5 million and a net income attributable to common shareholders of $2.9 million for the first nine months of 2020. The results for the first nine months of 2021 include a $0.6 million unrealized gain on derivative. The results for the first nine months of 2020 include a $1.3 million net gain on sale of vessels, $1.5 million of amortization of below market time charters acquired, a $0.1 million loss on write down of vessel held for sale and a $0.6 million unrealized loss on derivative. Related party management fees for the nine months ended September 30, 2021 were $3.2 million compared to $4.0 million for the same period of 2020. Depreciation expense for the first nine months of 2021 was $4.8 million compared to $5.0 million during the same period of 2020. The decrease in related party management fees and depreciation expense is due to the lower average number of vessels operated by the Company in the first nine months of 2021 as compared to the same period of 2020.

Vessel operating expenses for the same period of 2021 amounted to $21.4 million as compared to $24.7 million for the same period of 2020. The decreased amount is mainly due to the lower number of vessels owned and operated in the nine months of 2021 compared to the same period of 2020, partly offset by the increased supply of stores, the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increase in hull and machinery insurance premiums.

Drydocking expenses amounted to $2.9 million for the nine months of 2021 (two vessels passed their special survey with drydock), compared to $0.4 million for the same period of 2020 (one vessel passed its intermediate survey in-water and two vessels their special survey in-water).

On average, 14.0 vessels were owned and operated during the first nine months of 2021 earning an average time charter equivalent rate of $15,478 per day compared to 18.17 vessels in the same period of 2020 earning on average $9,171 per day.

Interest and other financing costs for the first nine months of 2021 amounted to $2.0 million compared to $3.3 million for the same period of 2020. This decrease is due to the decreased amount of debt and the decreased Libor rates of our bank loans in the current period compared to the same period of 2020.

Adjusted EBITDA1 for the first nine months of 2021 was $26.6 million compared to $9.7 million during the first nine months of 2020.

Basic and diluted earnings per share attributable to common shareholders for the first nine months of 2021 were $2.84 and $2.82, calculated on 6,898,195 and 6,942,614 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $0.52 for the first nine months of 2020, calculated on 5,621,159 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first nine months of 2021 of the unrealized gain on derivative and the net loss on sale of vessel, the adjusted earnings per share attributable to common shareholders for the nine-month period ended September 30, 2021 would have been $2.76 and $2.74 basic and diluted, respectively, compared to adjusted earnings of $0.15 per share basic and diluted for the same period in 2020, after excluding unrealized loss on derivative, net gain on sale of vessels, amortization of below market time charters acquired and loss on write down of vessel held for sale. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

After the delivery of M/V Leo Paramount, the Euroseas Ltd. fleet profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
LEO PARAMOUNT (to be renamed MARCOS V)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until Dec-21	$202,000
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8-12 months option	$11,750; option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EM CORFU(+)	Feeder	34,654	2,556	2001	TC until Nov-21 then repositioning trip to drydock	$10,200 $5,125 for up to 37 days ($35,000 if more than 37 days)
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
DIAMANTIS P. (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P(*)	Feeder	23,351	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	16	635,806	50,371

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is net of commissions (which are typically 5-6.25%)

Summary Fleet Data:

	Three Months, Ended September 30, 2020	Three Months, Ended September 30, 2021	Nine Months, Ended September 30, 2020	Nine Months, Ended September 30, 2021
FLEET DATA
Average number of vessels (1)	16.52	14.0	18.17	14.0
Calendar days for fleet (2)	1,520.0	1,288.0	4,978.0	3,822.0
Scheduled off-hire days incl. laid-up (3)	-	57.3	210.3	57.3
Available days for fleet (4) = (2) - (3)	1,520.0	1,230.7	4,767.7	3,764.7
Commercial off-hire days (5)	32.3	-	132.1	-
Operational off-hire days (6)	1.8	14.4	71.5	56.7
Voyage days for fleet (7) = (4) - (5) - (6)	1,485.9	1,216.3	4,564.1	3,708.0
Fleet utilization (8) = (7) / (4)	97.8%	98.8%	95.7%	98.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.9%	100.0%	97.2%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	98.8%	98.5%	98.5%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	8,403	19,482	9,171	15,478
Vessel operating expenses excl. drydocking expenses (12)	6,307	6,741	5,777	6,445
General and administrative expenses (13)	452	580	457	588
Total vessel operating expenses (14)	6,759	7,321	6,234	7,033
Drydocking expenses (15)	40	2,073	88	758

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or of vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Tuesday, November 16, 2021 at 10:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr  and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast .The slide presentation on the third quarter ended September 30, 2021 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2020	2021	2020	2021

Revenues
Time charter revenue	12,882,144	24,006,648	43,148,575	57,980,391
Commissions	(553,920)	(966,598)	(1,878,833)	(2,340,579)
Net revenues	12,328,224	23,040,050	41,269,742	55,639,812

Operating expenses / (income)
Voyage expenses	395,743	310,724	1,290,792	588,706
Vessel operating expenses	8,180,727	7,629,855	24,710,877	21,431,974
Drydocking expenses	60,737	2,669,597	437,106	2,898,981
Vessel depreciation	1,615,111	1,596,543	5,001,837	4,789,629
Related party management fees	1,406,437	1,052,884	4,048,805	3,201,105
Net (gain) / loss on sale of vessels	(1,305,016)	-	(1,305,016)	9,417
General and administrative expenses	686,928	744,624	2,274,205	2,247,097
Other operating income	-	-	(2,687,205)	(1,298,318)
Loss on write down of vessel held for sale	-	-	121,165	-
Total operating expenses, net	11,040,667	14,004,227	33,892,566	33,868,591

Operating income	1,287,557	9,035,823	7,377,176	21,771,221

Other (expenses) / income
Interest and other financing costs	(930,886)	(621,410)	(3,320,074)	(2,003,077)
(Loss) / gain on derivative, net	(96,485)	33,163	(564,631)	421,308
Foreign exchange (loss) / gain	(44,721)	15,425	(42,538)	7,921
Interest income	3,411	1,015	16,191	2,969
Other expenses, net	(1,068,681)	(571,807)	(3,911,052)	(1,570,879)
Net income	218,876	8,464,016	3,466,124	20,200,342
Dividend Series B Preferred shares	(185,552)	-	(524,621)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)
Net income attributable to common shareholders	33,324	8,464,016	2,941,503	19,599,595
Weighted average number of shares outstanding, basic	5,708,610	7,198,991	5,621,159	6,898,195
Earnings per share, basic	0.01	1.18	0.52	2.84
Weighted average number of shares outstanding, diluted	5,708,610	7,241,740	5,621,159	6,942,614
Earnings per share, diluted	0.01	1.17	0.52	2.82

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

	December 31, 2020	September 30, 2021

ASSETS
Current Assets:
Cash and cash equivalents	3,559,399	5,880,947
Trade accounts receivable, net	2,013,023	1,705,921
Other receivables	1,866,624	1,041,524
Inventories	1,662,422	1,715,569
Restricted cash	345,010	160,859
Prepaid expenses	244,315	444,822
Total current assets	9,690,793	10,949,642
Fixed assets:
Vessels, net	98,458,447	94,436,772
Long-term assets:
Advances for vessel under construction	-	7,615,944
Advances for vessel acquisition	-	2,557,920
Restricted cash	2,433,768	4,200,000
Derivative	-	263,945
Total assets	110,583,008	120,024,223

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	20,645,320	14,794,060
Related party loan, current	2,500,000	-
Trade accounts payable	2,854,377	3,004,209
Accrued expenses	1,300,420	2,188,222
Accrued preferred dividends	168,676	-
Deferred revenue	949,364	1,073,379
Due to related company	24,072	248,697
Derivative	203,553	277,061
Total current liabilities	28,645,782	21,585,628

Long-term liabilities:
Long-term bank loans, net of current portion	46,220,028	44,439,916
Derivative	362,195	-
Total long-term liabilities	46,582,223	44,439,916
Total liabilities	75,228,005	66,025,544

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,365 and nil issued and outstanding, respectively)	8,019,636	-
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,244,891, issued and outstanding)	201,268	217,347
Additional paid-in capital	257,467,980	264,515,618
Accumulated deficit	(230,333,881)	(210,734,286)
Total shareholders’ equity	27,335,367	53,998,679
Total liabilities, mezzanine equity and shareholders’ equity	110,583,008	120,024,223

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021

Cash flows from operating activities:
Net income	3,466,124	20,200,342
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,001,837	4,789,629
Amortization of deferred charges	216,524	150,008
Share-based compensation	91,546	73,676
Net (gain) / loss on sale of vessels	(1,305,016)	9,417
Loss on write down of vessel held for sale	121,165	-
Gain on hull and machinery claim	(2,687,205)	-
Amortization of fair value of below market time charters acquired	(1,473,731)	-
Unrealized loss / (gain) on derivative	582,850	(552,632)
Changes in operating assets and liabilities	(2,309,846)	2,052,628
Net cash provided by operating activities	1,704,248	26,723,068

Cash flows from investing activities:
Cash paid for vessels under construction	-	(7,615,294)
Cash paid for vessel acquisition and capitalized expenses	-	(2,550,714)
Cash paid for vessel improvements	(451,846)	(621,704)
Proceeds from vessels sale	9,752,649	-
Insurance proceeds	2,226,140	-
Net cash provided by/ (used in) investing activities	11,526,943	(10,787,712)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	715,550	743,553
Redemption of Series B preferred shares	-	(2,000,000)
Preferred dividends paid	(320,877)	(424,000)
Loan arrangement fees paid	-	(225,000)
Offering expenses paid	(40,846)	(69,900)
Proceeds from long- term bank loans	-	10,000,000
Repayment of long-term bank loans	(14,076,150)	(17,556,380)
Repayment of related party loan	(625,000)	(2,500,000)
Net cash used in financing activities	(14,347,323)	(12,031,727)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(1,116,132)	3,903,629
Cash, cash equivalents and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of period	4,813,929	10,241,806
Cash breakdown
Cash and cash equivalents	2,271,069	5,880,947
Restricted cash, current	208,593	160,859
Restricted cash, long term	2,334,267	4,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,813,929	10,241,806

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Net income	218,876	8,464,016	3,466,124	20,200,342
Interest and other financing costs, net (incl. interest income)	927,475	620,395	3,303,883	2,000,108
Vessel depreciation	1,615,111	1,596,543	5,001,837	4,789,629
Net (gain) / loss on sale of vessels	(1,305,016)	-	(1,305,016)	9,417
Loss on write down of vessel held for sale	-	-	121,165	-
Amortization of below market time charters acquired	(312,892)	-	(1,473,731)	-
Loss / (gain) on interest rate swap derivative, net	96,485	(33,163)	564,631	(421,308)
Adjusted EBITDA	1,240,039	10,647,791	9,678,893	26,578,188

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, loss / (gain) on interest rate swap, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, net gain / (loss) on sale of vessels, loss on write down of vessel held for sale, amortization of below market time charters acquired and loss / (gain) on interest rate swap, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Net income	218,876	8,464,016	3,466,124	20,200,342
Unrealized loss / (gain) on derivative	114,704	(78,985)	582,850	(552,632)
Net (gain) / loss on sale of vessels	(1,305,016)	-	(1,305,016)	9,417
Loss on write down of vessel held for sale	-	-	121,165	-
Amortization of below market time charters acquired	(314,434)	-	(1,473,731)	-
Adjusted net (loss) / income	(1,285,870)	8,385,031	1,391,392	19,657,127
Preferred dividends	(185,552)	-	(524,621)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)
Adjusted net (loss) / income attributable to common shareholders	(1,471,422)	8,385,031	866,771	19,056,380
Adjusted (loss) / earnings per share, basic	(0.26)	1.16	0.15	2.76
Weighted average number of shares, basic	5,708,610	7,198,991	5,621,159	6,898,195
Adjusted (loss) / earnings per share, diluted	(0.26)	1.16	0.15	2.74
Weighted average number of shares, diluted	5,708,610	7,241,740	5,621,159	6,942,614

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized loss / (gain) on derivative, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivative, net (gain) / loss on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of M/V Leo Paramount, the Company will have a fleet of 16 vessels comprising of 10 Feeder and 6 Intermediate containerships. Euroseas 16 containerships have a cargo capacity of 50,371 teu. Furthermore, after the delivery of two feeder containership newbuildings in the first half of 2023, Euroseas’ fleet will consist of 18 vessels with a total carrying capacity of 55,971 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 02558 0005 9017960